Reg. No. 33-03076




                                 FORM N-18F-1



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549




                Notification of Election Pursuant to Rule 18f-1
                   Under the Investment Company Act of 1940





                        BOND FUND SERIES, on behalf of
                       OPPENHEIMER BOND FUND FOR GROWTH
             Two World Trade Center, New York, New York 10048-0203
               ------------------------------------------------
                        Name and Address of Registrant

                           NOTIFICATION OF ELECTION
                           ------------------------


The undersigned registered, open-end, non-diversified, management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                                   SIGNATURE
                                   ---------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 8th day of April, 1997.

                    BOND FUND SERIES, on behalf of
                    OPPENHEIMER BOND FUND FOR GROWTH
                    -----------------------------------
                    Name of Registrant



                    By:  /s/ Robert G. Zack
                         -----------------------------------
                         Robert G. Zack, Assistant Secretary

ATTEST:


/s/ Katherine P. Feld
---------------------------
Katherine P. Feld








SEC\345.18F